EXHIBIT 99.1

AMARC CLOSES FULLY SUBSCRIBED CAD$20 MILLION PRIVATE PLACEMENT FINANCING

September 10, 2026, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; FSE: AQ5) is pleased to announce the closing of its previously announced private placement (the "Offering"). The Company issued, on a private placement basis, 20,000,000 common shares of the Company (each, a "Share") at a price of CAD$1.00 per Share for aggregate gross proceeds of CAD$20,000,000. The gross proceeds of the Offering will be used to advance any required future exploration expenditures in relation to the JOY District, to fund working capital and general corporate purposes, project investigations, and to progress Amarc’s other properties, including the DUKE and IKE.

“While the importance of the AuRORA Gold-Copper Deposit continues to come into focus, the institutional investors that participated in the Offering also see the broader Tier 1 potential of the JOY District in which AuRORA is located,” said Amarc President and CEO Diane Nicolson. “Amarc believes AuRORA, a deposit with strong gold and copper grades in the near surface environment, continuity of mineralization, positive geometry, and growing scale, is not only important to unlocking the potential of the JOY District, but may well stand to be the key to the future development of the Toodoggone Region. I want to thank Amarc’s existing investors that participated in the Offering for their continued vision and welcome the new investors who have joined us to realize the full potential of our three copper-gold districts – JOY, DUKE and IKE.”

In accordance with Canadian securities laws, the Shares are subject to a four-month and one day hold period in Canada that expires January 10, 2027. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Agentis Capital Mining Partners is acting as financial advisor to the Company.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company led by a management team with a 40-year track record of generating strong shareholder value through the discovery and development, and the successful transaction of long life, high value copper and/or gold deposits both in British Columbia and on the global stage. Through its association with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company, members of Amarc’s team have been associated with 36 discoveries or projects significantly advanced, 14 of which have been mined or are currently in production, with more to come.

Amarc is advancing the JOY, DUKE and IKE Districts located in prolific porphyry regions of northern, central, and southern BC, all of which are in proximity to key industrial infrastructure – including power, highways, and rail. Each District represents significant potential for the discovery and development of multiple and important-scale, porphyry copper±gold deposits. The JOY and DUKE Districts have attracted more than CAD$144 million in strategic partner funding to-date, from two highly sophisticated industry participants: Freeport McMoRan Minerals Properties Canada Inc., a wholly owned subsidiary of Freeport-McMoRan, a foremost global copper producer, at JOY (see Amarc releases May 12, 2021 and May 29, 2025), and Boliden Mineral Canada Ltd. (“Boliden”), a wholly owned subsidiary of Boliden AB, a multi-national Swedish metals, mining and smelting company, at DUKE (see Amarc releases November 22, 2022 and April 2, 2026).

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The JOY District hosts the metal-rich AuRORA Gold-Copper Deposit, discovered in 2024, which stands to be the key to the development of not only the District but to the entire Toodoggone Region. The JOY District is also host to multiple other historical deposits, discoveries and deposit targets. The DUKE District, and the DUKE Deposit, are located in the Babine region, one of BC’s most prolific porphyry copper-gold belts that includes the past producing Bell and Granisle mines and the advanced stage Morrison deposit, held by third parties. The IKE District hosts two known copper±gold deposits open for drill expansion and multiple deposit-scale targets ready for drill discovery.

Amarc has only just begun to tap the full potential of its three districts and is unlocking shareholder value through its well-funded discovery focused exploration, a highly disciplined approach to development and by consistently working to develop close partnerships with governments, communities, Indigenous groups and other stakeholders.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information contained in this news release. Mr. Rebagliati is not independent of the Company.

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For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 4603, Email: DianeNicolson@hdimining.com

Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com

Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". Such statements, other than statements of historical facts, include the anticipated use of proceeds from the private placement and the potential of the Company’s mineral projects. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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